Resolution of the Board of Directors

On January 29, 2014, the Board of Directors of POSCO resolved on the following:

1. Annual General Meeting of Shareholders (the “General Meeting”)

• Date and Time (Tentative): March 14, 2014 at 9:00 am (KST)

• Place (Tentative) : POSCO Center, Art Hall, 440 Teheran-ro ,Gangnam-gu, 135-777 Seoul.

2. Dividend Payment

Year-end Cash Dividends per Share (KRW)	6,000
Dividend Payout Ratio (%)	1.8%
Record Date	December 31, 2013
Proposed Dividend Payment Date	April 3, 2014
Total Annual Dividend (KRW)	478,701,744,000
Annual Dividend per Share (KRW)	8,000
— Year-End Dividend (KRW)	6,000
— Interim Dividend (KRW)	2,000